FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......   No ...√...

st:gsf

INDEX

st:gsf

NORTHERN ROCK PLC

SHARE INCENTIVE PLAN

Northern Rock plc ("the Company") has established a Share Incentive Plan ("the Plan") for the purpose of awarding ordinary shares to employees (including Executive Directors), subject to performance measures specified by the Company as defined by the Rules of the Plan.

95,000 ordinary shares in the Company were purchased by Northern Rock Trustees Limited on 7 June 2002 for the purpose of the appropriation of ordinary shares to individual qualifying employees (including Executive Directors).

The purchase price of the ordinary shares on 7 June 2002 was £7.1454 per Share.

Employees who keep their shares for five years in trust pay no income tax or National Insurance Contributions on those shares when they are released to them.

10th June 2002

NORTHERN ROCK PLC

SHARE INCENTIVE PLAN

Northern Rock plc ("the Company") has established a Share Incentive Plan ("the Plan") for the purpose of awarding ordinary shares to employees (including Executive Directors), subject to performance measures specified by the Company as defined by the Rules of the Plan.

100,000 ordinary shares in the Company were purchased by Northern Rock Trustees Limited on 10 June 2002 for the purpose of the appropriation of ordinary shares to individual qualifying employees (including Executive Directors).

The purchase price of the ordinary shares on 10 June 2002 was £7.0654 per Share.

Employees who keep their shares for five years in trust pay no income tax or National Insurance Contributions on those shares when they are released to them.

11th June 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 10 June 2002

By: ______________________________

Name: C Jobe
Title: Company Secretary

st:gsf